Exhibit 99.1

PERSONAL AND CONFIDENTIAL

June 15, 2012
Dr. Rajiv Datar 37 Cool Birk Irvine, California 92612	Sent via Federal Express; Electronic Delivery and Regular Mall via Hand Delivery

Dear Dr. Datar,

The purpose of this letter is to demand that you immediately resign your positions as a member of the Board of Directors and as President and Chief Executive Officer of Viropro, Inc., its affiliates and its wholly owned subsidiaries voluntarily (the "Company"). The undersigned, holding more than FIFTYFIVE PERCENT (55%) of the shares of the stock entitled to vote at any meeting of the Shareholders, are requesting this voluntary course of action on your part rather than exercise our rights as Shareholders to call for a Special Meeting to remove you from office. While we are prepared to do so, we believe that it is in your best interest, both for now and for the future, and for that of the Company, that you voluntarily resign your positions from the Company. We have shared our views with other Shareholders and they are in agreement that you voluntarily resign with the appropriate press release and public filings. Whether you elect this course of action is entirely up to you. But please make no mistake, we have retained US counsel and are prepared to move forward immediately to have you removed from the Company. Further, we are prepared to exercise  any and all rights we may have pursuant to the By-Laws of the Company as well as well-established judicial precedent to achieve our desired results.

Your resignation should be immediate and without any reservation. You are to cease immediately engaging in any activity for or on behalf of the Company. This includes, but is not limited to entering into any agreement or letter or memorandum of understanding obligating the Company to embark upon or engage in a course of action affecting the economics of the Company; committing or obligating the Company to any short or long term course of conduct; and or attempting to restructure the capital base of the Company. Any such action on your part will be addressed accordingly. You are directed to turn over any and all property of the Company that you have in your custody, control or possession and have such property delivered to Viropro's facility in Poway, California upon your resignation. Please ensure that any and all corporate documents that are located in Montreal, Canada are protected and preserved and keys to all offices, lockers, etc. are to be delivered to Viropro's Poway, California facility as well.

As we previously stated, the majority Shareholders are prepared to have this matter resolved amicably with little or no fanfare. Be advised, however, that we will not hesitate to exercise any and all rights that we may have in order to protect our economic interests if you do not accede to our request that you resign immediately and totally disengage yourself from the Company. You are requested to advise the undersigned in writing of your decision within 6 hours of the earliest receipt of this letter. Upon your acceptance, our counsel is prepared to meet with you to work out the final details of your separation and work with an interim CEO to provide for an orderly transition.

Yours sincerely

/s/ Kuala Lumpur	/s/Kuala Lumpur	/s/Cynthia Ekberg Tsai
Kuala Lumpur Chairman Springhill Bioventures Sdn Bhd	Kuala Lumpur Director THG Capital Sdn Bhd	Cynthia Ekberg Tsai

NOTICE OF VOLUNTARY RESIGNATION

Effective immediately, I hereby resign my positions as President and Chief Executive Officer of VIROPRO, INC., its affiliates and subsidiaries. In addition, effective immediately, I hereby resign my position as a member of the Board of Directors of VIROPRO, INC., its affiliates and subsidiaries.

(Seal)
Dr. Rajiv Datar

Date